Oncolytics Biotech® Expands Its Gastrointestinal Tumor Scientific Advisory Board with the Addition of Dr. Eileen O’Reilly, Dr. Neil Segal, and Dr. Van Morris

New members bring deep experience in pancreatic, colorectal, and anal cancers to guide pelareorep’s development as a platform immunotherapy across GI tumors

Company continues to strengthen its clinical and strategic foundation to advance registration-enabling studies in high-value indications

SAN DIEGO, CA, January 7, 2026 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced the expansion of its gastrointestinal (“GI”) Tumor Scientific Advisory Board (“SAB”) with the appointment of Dr. Eileen O’Reilly, Dr. Neil Segal, and Dr. Van Morris, three globally recognized experts in gastrointestinal oncology. The GI SAB was recently established to support Oncolytics’ growing portfolio of clinical programs in pancreatic, colorectal, and anal cancers and to guide the Company’s strategy as it advances pelareorep as a platform immunotherapy across GI tumors.

Dr. Eileen O’Reilly is the Winthrop Rockefeller Endowed Chair of Medical Oncology at Memorial Sloan Kettering Cancer Center (“MSK”) and an internationally recognized leader in pancreatic cancer research and treatment.

“The data emerging with pelareorep across gastrointestinal cancers add to the growing evidence of immunotherapy’s potential in these diseases,” said Dr. O’Reilly. “The opportunity to help guide a program that has demonstrated durable responses and encouraging survival signals across multiple tumor types is an important one.”

Dr. Neil Segal is the Research Director of the Division of Gastrointestinal Oncology at MSK and an expert in translational oncology and biomarker-driven development.

“Pelareorep’s immunomodulatory potential across solid tumors warrants further evaluation as a potential therapeutic approach,” said Dr. Segal. “I look forward to contributing scientific guidance as Oncolytics advances its clinical development program and explores collaborative opportunities.”

Dr. Van Morris is an Associate Professor in the Department of Gastrointestinal Medical Oncology at The University of Texas MD Anderson Cancer Center in Houston, TX, where he also serves as the Section Chief for Colorectal Cancer.

“I have a strong belief in the potential of immunotherapies like pelareorep to help patients in the gastrointestinal cancer setting,” said Dr. Morris. “This drug candidate has shown very promising findings in early trials for patients with colorectal and anal cancers, which should be further studied as soon as possible. I look forward to shepherding pelareorep through these next steps of its development.”

Jared Kelly, Chief Executive Officer of Oncolytics Biotech, commented: “We’re thrilled to welcome Drs. O’Reilly, Segal, and Morris to our GI SAB. Each brings deep clinical and strategic expertise that will be instrumental as we advance pelareorep through late-stage development. Our focus remains on moving forward with studies that aim to deliver new treatments for patients with difficult GI tumors—programs with total addressable markets so significant that large pharma should take notice. Pelareorep represents a rare example of a true immunotherapy platform with broad applicability across gastrointestinal cancers, and we are strategically positioned to maximize its impact.”

With the addition of these distinguished members, Oncolytics’ GI SAB now includes six global experts representing leading academic and clinical institutions across North America and Europe. The inaugural three members include Sanjay Goel, M.D., M.S., FASCO, Professor of Medicine and Director of the Phase I Program at Rutgers Cancer Institute of New Jersey; Deva Mahalingam, M.D., Ph.D., Professor of Medicine, GI oncologist and Director of the Developmental Therapeutics Program, Lurie Cancer Center at Northwestern University; and Dirk Arnold, M.D., Ph.D., FESMO, Principal Investigator of the GOBLET study, Professor of Medicine, and Director of Asklepios Tumorzentrum Hamburg, Germany. The GI SAB will continue to provide guidance on study design, clinical strategy, and translational initiatives as the Company advances its pancreatic, anal, and colorectal cancer programs toward registration-enabling trials.

Review of clinical data for pelareorep in GI cancers

In first-line pancreatic ductal adenocarcinoma, an aggregated analysis of pelareorep’s efficacy across multiple clinical studies and over 100 patients showed the two-year overall survival (“OS”) rate was ~22.0% for pelareorep-based treatment regimens compared to a historical benchmark of ~9.0% (link to the PR).

The current approved standard of care for second-line or later squamous cell anal carcinoma patients is a checkpoint inhibitor monotherapy that recorded an objective response rate (“ORR”) of 13.8%, whereas the combination of pelareorep and a checkpoint inhibitor generated an ORR of 30% (link to the PR).

Second-line KRAS-mutant metastatic colorectal patients who received pelareorep and FOLFIRI + bevacizumab recorded 16.6 months progression-free survival compared to 5.7 months for the historical control of FOLFIRI + bevacizumab, and 27.0 months compared to 11.2 months for OS (link to the PR). Further analysis of data from this study resulted in an ORR of 33% for patients receiving the pelareorep-based combination regimen compared to 6-11% for the historical benchmark (link to the PR).

Oncolytics is planning pivotal studies in all three of these indications and will continue to engage the U.S. Food and Drug Administration (“FDA”) where needed while simultaneously moving each indication forward.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the Company’s proposed design of potential pancreatic, colorectal, and anal cancer registration studies; expectations relating to outcomes of ongoing and future studies; the future role and composition of the Gastrointestinal (GI) Tumor Scientific Advisory Board; Oncolytics’ plan to continue actively pursuing strategic partnerships; the size of the total addressable market for pelareorep and the possibility or likelihood of large pharmaceutical companies taking notice of the total addressable market for pelareorep; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in metastatic pancreatic and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com